Exhibit 99.1

August 30, 2017

The Manager – Listing

BSE Limited,

The Manager – Listing

National Stock Exchange of India Ltd.

The Market Operations

New York Stock Exchange

Dear Sir/Madam

Sub: Results of Postal Ballot and e-voting

Further to our letter dated July 28, 2017 and in accordance with the Regulation 44(3) of SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015, please find enclosed the voting results and Scrutinizer’s Report for the special resolution relating to approval for Buyback of Equity Shares, as set out in the notice of postal ballot dated July 20, 2017.

The aforesaid special resolution has been passed through Postal Ballot and e-voting by Members by requisite majority.

Thanking You

For WIPRO LIMITED

G Kothandaraman

Head-Secretarial & Compliance

ENCL: As above

Postal Ballot Voting Results Disclosure as per regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Company Name	WIPRO LIMITED
Date of the Postal Ballot Notice	July 20, 2017
Total number of shareholders on record date	2,56,808
Voting -
Start Date	July 30, 2017
End date	August 28, 2017
No of Shareholders Present in the Meeting either in person or Through proxy	Not Applicable
Promoters and Promoter Group:	-
Public:	-
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:	-
Public:	-

Resolution required: (Ordinary/ Special)	SPECIAL - Approval for Buyback of equity shares
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes- to the extent of their shareholding

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	3,56,12,01,214	3,56,12,01,214	100.00	3,56,12,01,214	—	100.00	0.00
	Poll	—	—	—	—	—	—	—
	Postal Ballot (if applicable)	—	—	—	—	—	—	—
Public- Institutions	E-Voting	78,01,66,834	66,65,96,355	85.44	65,37,74,329	1,28,22,026	98.08	1.92
	Poll	—	—	—	—	—	—	—
	Postal Ballot (if applicable)	—	—	—	—	—	—	—
Public- Non Institutions	E-Voting	52,50,36,798	1,96,96,932	3.75	1,96,74,104	22,828	99.88	0.12
	Poll	—	—	—	—	—	—	—
	Postal Ballot (if applicable)	—	6,69,74,839	12.76	6,58,02,466	11,72,373	98.25	1.75

	Total	4,86,64,04,846	4,31,44,69,340	88.66	4,30,04,52,113	1,40,17,227	99.68	0.32

For Wipro Limited

Authorized Signatory

SCRUTINIZER’S REPORT

August 30, 2017

The Chairman

Wipro Limited

Regd. Office: Doddakannelli,

Sarjapur Road,

Bangalore- 560035.

Sir,

1.	The Board of Directors of the company at its meeting held on July 20, 2017 appointed me as a Scrutinizer for scrutinizing the postal ballot voting including e voting process.

2.	I submit my report as under:

The Company has completed the despatch of postal ballot forms along with postage prepaid business reply envelope on July 29, 2017 by registered post to those members who have not registered their email ids with the Company / RTA and completed the despatch of postal ballot notice by email on July 28, 2017 to those members who have registered their email ids with the Company / RTA.

The notice of postal ballot (physical) was sent to the members whose name(s) appeared on the Register of Members / list of Beneficial Owners as received from National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) on Friday, July 21, 2017.

2.1	Particulars of all the postal ballot forms received from the members and votes cast through electronic means have been entered in the register separately maintained for the purpose.

2.2	The postal ballot forms were kept under my safe custody before commencing the scrutiny of such postal ballot forms.

2.3	The votes cast through electronic means were unblocked on August 28, 2017 at 5.07 P.M. The postal ballot forms were scrutinized on August 29, 2017 at Karvy Computershare Private Limited, Hyderabad.

2.4	The postal ballot forms and votes cast through electronic means were scrutinized and the shareholding was matched/confirmed with the Register of Members of the company / list of beneficiaries as on Friday, July 21, 2017.

2.5	All postal ballot forms and votes cast through electronic means received up to 5.00 PM on August 28, 2017 being the last time and date fixed by the company for receipt of the forms and votes cast through electronic means were considered for my scrutiny.

2.6	No envelope containing postal ballot form was received after August 28, 2017 up to the date of this report.

2.7	3,518 envelopes containing postal ballot forms were returned undelivered up to the date of this report.

2.8	I did not find any defaced or mutilated ballot paper.

3.	A summary of votes cast through postal ballot and votes cast through electronic means is given in Annexure I.

4.	I have handed over the postal ballot forms and other related papers/registers and records for safe custody to the Company Secretary.

5.	You may accordingly declare the result of the voting by Postal Ballot.

Thanking you,

Place : Bangalore

Date : August 30, 2017

Annexure I

WIPRO LIMITED

Regd. Office: Doddakannelli, Sarjapur Road, Bangalore- 560035

Summary of votes cast through postal ballot and votes cast through electronic means for the resolution mentioned in the Postal Ballot Notice dated July 20, 2017

1)	Approval for Buyback of Equity Shares

Particulars	Postal Ballot		E-Voting		Total		% of total paid-up equity capital as on cut-off date (i.e. 21/07/2017) 486,64,04,846 Equity Shares)
	No. of members voted through Postal ballot forms	No. of votes cast (Equity Shares of Rs. 2/- each)	No. of member voted through e voting system	No. of votes cast (Equity Shares of Rs. 2/- each)	No. of members voted through Postal ballot forms & through e voting system	No. of votes cast (Equity Shares of Rs.2/- each)
(a) Total postal ballot forms / e votes received	1,719	10,19,72,627	1,362	425,95,72,458	3,081	436,15,45,085	89.63
(b) Less: Invalid postal ballot forms (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	202	3,49,97,788	25	1,20,77,957	227	4,70,75,745	0.97
(c) Net valid postal ballot forms (as per register)	*1,517	6,69,74,839	*1337	424,74,94,501	*2,854	431,44,69,340	88.66
(d) Postal ballot forms /e votes with assent for the Resolution as a percentage of net valid shares polled	1,407	6,58,02,466	1,245	423,46,49,647	2,652	430,04,52,113	99.68
(e) Postal ballot forms/e votes with dissent for the Resolution as a percentage of net valid shares polled	123	11,72,373	96	1,28,44,854	219	1,40,17,227	0.32

*	The total of row (d) and (e) for the columns, No. of member voted through postal ballot forms, No. of members voted through e-voting system and Total No. of members voted through Postal ballot forms and through e-voting system are not equal to the row (c) for both said columns as few members have voted both in favour and against.

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